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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2007


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F        Form 40-F   X
                                 -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No   X
                                 -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

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1.   Press release dated May 8, 2007: AEterna Zentaris Regains Exclusive
     (ex-Japan) Rights from Solvay for Cetrorelix in Endometriosis Indication
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                                                           AETERNA ZENTARIS INC.


AETERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5
T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS REGAINS EXCLUSIVE WORLDWIDE (EX-JAPAN) RIGHTS FROM SOLVAY FOR CETRORELIX IN ENDOMETRIOSIS INDICATION

QUEBEC CITY, CANADA, MAY 8, 2007 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced the termination of the License and Cooperation Agreement for cetrorelix for all remaining indications, including endometriosis, with its partner Solvay Pharmaceuticals (Solvay) (Euronext: SOLB), effective immediately. AEterna Zentaris has regained exclusive worldwide (ex-Japan) rights for its lead Luteinizing Hormone-Releasing Hormone (LHRH) antagonist, cetrorelix in all indications, including endometriosis, without any financial compensation payable to Solvay.

Solvay shifted its focus to newly defined therapeutic areas as a result of the acquisition of Fournier Pharma, which was announced in March 2005. Consequently, cetrorelix is no longer a priority for Solvay. AEterna Zentaris will conduct a thorough analysis to determine the best strategy to complete the development of cetrorelix in endometriosis.

"We are very pleased to have regained control of cetrorelix in endometriosis. Now that we have the full rights to cetrorelix, excluding Japan, it is imperative that we conduct an updated, comprehensive strategic analysis and determine the best way to maximize the value of the compound," stated David J. Mazzo, Ph.D., President and CEO of AEterna Zentaris.


ABOUT ENDOMETRIOSIS

Endometriosis is an abnormal growth of the endometrium and associated with many symptoms with the most prevalent being pelvic pain and infertility. Contrary to most of the current treatments for endometriosis, cetrorelix is not associated with menopause-like side-effects such as hot-flashes and fatigue. Endometriosis affects between 10% to 20% of women of child-bearing age which represents approximately 26 million women. According to Datamonitor, in 2004, endometriosis treatments represented a US$1 billion to US$1.5 billion market.


ABOUT CETRORELIX

Cetrorelix is part of AEterna Zentaris' LHRH antagonist therapeutic approach. This peptide-based active substance was developed by the Company in cooperation with Nobel Prize winner Professor Andrew Schally of the U.S. Veterans Administration in Miami.


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                                                           AETERNA ZENTARIS INC.


Cetrorelix is marketed under the brand name Cetrotide(R), the first LHRH antagonist approved for therapeutic use as part of IN VITRO fertilization programs (controlled ovulation stimulation/assisted reproductive technologies) in Europe, the USA and Japan. It was launched on the market through Merck Serono in the USA, Europe and in several other countries, as well as in Japan through Shionogi.

Cetrorelix is also being studied in a Phase 3 program in Benign Prostatic Hyperplasia (BPH) conducted by AEterna Zentaris as well as in a Phase 2 program in this same indication in Japan, sponsored by the Company's partner, Shionogi.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aeternazentaris.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will", "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(418) 655-6420
jenene.thomas@aeternazentaris.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com


                                       2
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AETERNA ZENTARIS INC.


Date: May 9, 2007              By: /s/ Mario Paradis
                                   ---------------------------------------------
                                   Mario Paradis
                                   Vice President, Finance & Administration and
                                   Corporate Secretary